Exhibit a(3)
[LETTERHEAD OF BAIRNCO CORPORATION]
July 6, 2006
VIA OVERNIGHT MAIL AND FACSIMILE
Warren G. Lichtenstein
Managing Member
Steel Partners II, L.P.
590 Madison Avenue, 32nd Floor
New York, NY 10022
RE: Steel Partners Tender Offer for Bairnco Common Stock
Dear Mr. Lichtenstein:
The Board of Directors of Bairnco Corporation has met to consider Steel Partners’ June 22 offer to acquire all of the outstanding shares of common stock of Bairnco for $12.00 per share in cash.
After careful consideration, including a thorough review of the offer with management and our financial and legal advisers, the Board has determined that the offer is inadequate and not in the best interests of Bairnco’s shareholders. We remain committed to our long-term strategy and believe that this is the best course for Bairnco at this time.
Accompanying this letter is the press release we are issuing today.
Sincerely yours,
/s/  Luke E. Fichthorn, III
Luke E. Fichthorn, III
Chairman of the Board